SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                         UNDER THE EXCHANGE ACT OF 1934


                       CALIFORNIA COASTAL COMMUNITIES INC.
-----------------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, $0.05 par value per share
-----------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     129915203
-----------------------------------------------------------------------------
                                  (CUSIP Number)

                                  OCTOBER 28, 2009
-----------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NUMBER           129915203
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Hovde Capital Advisors LLC / 03-0430205

--------------------------------------------------------------------------------
            2.                    CHECK  THE  APPROPRIATE  BOX IF A MEMBER  OF A
                                  GROUP (a)[ ]
                                  (b)[ ]
--------------------------------------------------------------------------------
            3.                    SEC Use Only

--------------------------------------------------------------------------------
            4. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Organized: State of Delaware
--------------------------------------------------------------------------------
NUMBER OF                         5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                     0
EACH                              ----------------------------------------------
REPORTING                         6. SHARED VOTING POWER
PERSON WITH:
                                             1,244,243 shares
                                  ----------------------------------------------
                                  7. SOLE DISPOSITIVE POWER

                                             0
                                  ----------------------------------------------
                                  8. SHARED DISPOSITIVE POWER

                                             1,244,243 shares

--------------------------------------------------------------------------------
            9.                    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
                                  REPORTING PERSON

                                  1,244,243 shares (FN1)
--------------------------------------------------------------------------------
            10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions).[ ]
--------------------------------------------------------------------------------
            11.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                  ROW (9)

                                  11.32%
--------------------------------------------------------------------------------
            12. TYPE OF REPORTING PERSON

                                  IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER           129915203
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Financial Institution Partners Master Fund LP / 98-0605530

--------------------------------------------------------------------------------
            2.                    CHECK  THE  APPROPRIATE  BOX IF A MEMBER  OF A
                                  GROUP (a)[ ]
                                  (b)[ ]
--------------------------------------------------------------------------------
            3.                    SEC Use Only

--------------------------------------------------------------------------------
            4. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Organized: Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF                         5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                     0
EACH                              ----------------------------------------------
REPORTING                         6. SHARED VOTING POWER
PERSON WITH:
                                             1,040,902 shares
                                  ----------------------------------------------
                                  7. SOLE DISPOSITIVE POWER

                                             0
                                  ----------------------------------------------
                                  8. SHARED DISPOSITIVE POWER

                                             1,040,902 shares

--------------------------------------------------------------------------------
            9.                    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
                                  REPORTING PERSON

                                  1,040,902 shares (FN1)
--------------------------------------------------------------------------------
            10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions).[ ]
--------------------------------------------------------------------------------
            11.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                  ROW (9)

                                  9.47%
--------------------------------------------------------------------------------
            12. TYPE OF REPORTING PERSON

                                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER           129915203
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Financial Institution Partners III, LP / 52-2199979

--------------------------------------------------------------------------------
            2.                    CHECK  THE  APPROPRIATE  BOX IF A MEMBER  OF A
                                  GROUP (a)[ ]
                                  (b)[ ]
--------------------------------------------------------------------------------
            3.                    SEC Use Only

--------------------------------------------------------------------------------
            4. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Organized: Delaware
--------------------------------------------------------------------------------
NUMBER OF                         5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                     0
EACH                              ----------------------------------------------
REPORTING                         6. SHARED VOTING POWER
PERSON WITH:
                                             167,662 shares
                                  ----------------------------------------------
                                  7. SOLE DISPOSITIVE POWER

                                             0
                                  ----------------------------------------------
                                  8. SHARED DISPOSITIVE POWER

                                             167,662 shares

--------------------------------------------------------------------------------
            9.                    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
                                  REPORTING PERSON

                                  167,662 shares (FN1)
--------------------------------------------------------------------------------
            10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions).[ ]
--------------------------------------------------------------------------------
            11.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                  ROW (9)

                                  1.52%
--------------------------------------------------------------------------------
            12. TYPE OF REPORTING PERSON

                                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER           129915203
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Financial Institution Partners IV, LP / 54-2075038

--------------------------------------------------------------------------------
            2.                    CHECK  THE  APPROPRIATE  BOX IF A MEMBER  OF A
                                  GROUP (a)[ ]
                                  (b)[ ]
--------------------------------------------------------------------------------
            3.                    SEC Use Only

--------------------------------------------------------------------------------
            4. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Organized: Delaware
--------------------------------------------------------------------------------
NUMBER OF                         5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                     0
EACH                              ----------------------------------------------
REPORTING                         6. SHARED VOTING POWER
PERSON WITH:
                                             35,679 shares
                                  ----------------------------------------------
                                  7. SOLE DISPOSITIVE POWER

                                             0
                                  ----------------------------------------------
                                  8. SHARED DISPOSITIVE POWER

                                             35,679 shares

--------------------------------------------------------------------------------
            9.                    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
                                  REPORTING PERSON

                                  35,679 shares (FN1)
--------------------------------------------------------------------------------
            10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions).[ ]
--------------------------------------------------------------------------------
            11.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                  ROW (9)

                                  0.32%
--------------------------------------------------------------------------------
            12. TYPE OF REPORTING PERSON

                                  PN
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
CUSIP NUMBER           129915203
--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Eric D. Hovde

--------------------------------------------------------------------------------
            2.                    CHECK  THE  APPROPRIATE  BOX IF A MEMBER  OF A
                                  GROUP (a)[ ]
                                  (b)[ ]
--------------------------------------------------------------------------------
            3.                    SEC Use Only

--------------------------------------------------------------------------------
            4. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
NUMBER OF                         5. SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                     0
EACH                              ----------------------------------------------
REPORTING                         6. SHARED VOTING POWER
PERSON WITH:
                                             1,244,243 shares
                                  ----------------------------------------------
                                  7. SOLE DISPOSITIVE POWER

                                             0
                                  ----------------------------------------------
                                  8. SHARED DISPOSITIVE POWER

                                              1,244,243 shares

-----------------------------------------------------------------------------
            9.                    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
                                  REPORTING PERSON

                                   1,244,243 shares (FN1)
--------------------------------------------------------------------------------
            10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions).[ ]
--------------------------------------------------------------------------------
            11.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                  ROW (9)

                                  11.32%
--------------------------------------------------------------------------------
            12. TYPE OF REPORTING PERSON

                                  IN
--------------------------------------------------------------------------------




FN 1. This Schedule 13G is being filed by the Reporting Persons (as defined below) with respect to 1,244,243 shares (the "Reported Shares") of common stock of California Coastal Communities, Inc., par value $0.05 (the "Shares"), which constitutes approximately 11.32% of the issued and outstanding Shares. For purposes hereof, the term "Reporting Persons" means Eric D. Hovde, a citizen of the United States ("EDH"), Hovde Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), Financial Institution Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("FIP Master Fund"), Financial Institution Partners III, L.P., a Delaware limited partnership ("FIP III"), and Financial Institution Partners IV, L.P., a Delaware limited partnership ("FIP IV"). Hovde Capital I, LLC, a Delaware limited liability company ("HC1") is the general partner of FIP Master Fund. Hovde Capital, Ltd., a Nevada limited liability company ("HCLTD") is the general partner of FIP III. Hovde Capital Limited IV, LLC, a Delaware limited liability company ("HCLTDIV") is the general partner of FIP IV. EDH is a managing member of the Investment Manager and each of the general partners of FIP Master Fund, FIP III, and FIP IV (collectively, the "General Partners"). The General Partners have delegated voting and dispositive power over the Shares to the Investment Manager. The Investment Manager provides investment management services to FIP Master Fund, FIP III and FIP IV.

Item 1(a).  Name of Issuer:

            California Coastal Communities, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            6 Executive Circle, Suite 250,
            Irvine, California 92614.

Item 2

      (a).  Name of Person Filing

            Hovde Capital Advisors LLC
            Financial Institution Partners Master Fund, L.P
            Financial Institution Partners III, L.P.
            Financial Institution Partners IV, L.P.
            Eric D. Hovde

        The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.


      (b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Reporting Persons listed above is:

            1826 Jefferson Place, N.W.,
            Washington, D.C. 20036.

      (c).  Citizenship:

            Hovde Capital Advisors LLC, Delaware
            Financial Institution Partners Master Fund, L.P., Cayman Islands

            Financial Institution Partners III, L.P., Delaware
            Financial Institution Partners IV, L.P., Delaware
            Eric D. Hovde,  United States


      (d).  Title of Class of Securities:

            Common stock, par value $0.05 per share (the "Common Stock").


      (e).  CUSIP Number:

            The CUSIP number of the Common Stock is 129915203.


Item 3: If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]      Broker or dealer registered under section 15 of the Act
            (15 U.S.C. 78o).
(b)[ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ]      Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).
(d)[ ]      Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C.80a-8).
(e)[ ]      An investment adviser in accordance with Section 240.13d-
            1(b)(1)(ii)(E);
(f)[ ]      An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)[ ]      A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)[ ]      A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ]      A  church  plan  that  is  excluded  from  the  definition  of  an investment  company under section 3(c)(14) of the Investment Company
            Act of 1940 (15 U.S.C. 80a-3);
(j)[ ]      Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership:

This Schedule 13G is being filed by Financial Institution Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (hereinafter referred to the "FIP Master Fund"), Financial Institution Partners III, L.P., a Delaware limited partnership (hereinafter referred to as "FIP III"), Financial Institution Partners IV, L.P., a Delaware limited partnership (hereinafter referred to as "FIP IV", and together with the FIP Master Fund and FIP III, the "Funds"), Hovde Capital Advisors LLC, a Delaware limited liability company (hereinafter referred to as "Investment Manager"), and Eric D. Hovde (hereinafter referred to as "EDH"). HC1 is the general partner to the FIP Master Fund, and as such may be deemed to be the beneficial owner of all shares held by the FIP Master Fund. HCLTD is the general partner to FIP III, and as such may be deemed to be the beneficial owner of all shares held by FIP III. HCLTDIV is the general partner to FIP IV, and as such may be deemed to be the beneficial owner of all shares held by FIP IV. The Investment Manager is the investment manager of each of the FIP Master Fund, FIP III, and FIP IV, and as such may be deemed to be the beneficial owner of all shares held by the Funds. EDH is a managing member of the Investment Manager and the General Partners, and as such may be deemed to be the beneficial owner of all shares held by the Funds.

            As a result, the beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

Hovde Capital Advisors LLC

            (a) Amount  beneficially  owned:  1,244,243.
            (b)  Percent of class:  11.32%.
            (c) Number of shares as to which the person has:
                       (i)   Sole  power to vote or to direct  the  vote:  0.
                       (ii)  Shared power to vote or direct the vote: 1,244,243.
                       (iii) Sole power to dispose or to direct the disposition
                             of: 0.
                       (iv) Shared power to dispose or to direct the disposition of: 1,244,243.

Financial Institution Partners Master Fund, L.P.

            (a) Amount  beneficially  owned:  1,040,902.
            (b)  Percent of class: 9.47%.
            (c) Number of shares as to which the person has:
                       (i)   Sole  power to vote or to direct  the  vote:  0.
                       (ii)  Shared power to vote or direct the vote: 1,040,902.
                       (iii) Sole power to dispose or to direct the disposition
                             of: 0.
                       (iv) Shared power to dispose or to direct the disposition of: 1,040,902.

Financial Institution Partners III, L.P.

            (a) Amount beneficially owned: 167,662
            (b) Percent of class: 1.52%.
            (c) Number of shares as to which the person has:
                       (i)   Sole  power to vote or to direct  the  vote:  0.
                       (ii)  Shared power to vote or direct the vote: 167,662.
                       (iii) Sole power to dispose or to direct the disposition
                             of: 0.
                       (iv) Shared power to dispose or to direct the disposition of: 167,662.

Financial Institution Partners IV, L.P.

            (a) Amount beneficially owned:  35,679.
            (b) Percent of class: 0.32%.
            (c) Number of shares as to which the person has:
                       (i)   Sole  power to vote or to direct  the  vote:  0.
                       (ii)  Shared power to vote or direct the vote: 35,679.
                       (iii) Sole power to dispose or to direct the disposition
                             of: 0.
                       (iv) Shared power to dispose or to direct the disposition of: 35,679.


Eric D. Hovde

            (a) Amount  beneficially  owned:  1,244,243.
            (b)  Percent of class: 11.32%.
            (c) Number of shares as to which the person has:
                       (i)   Sole  power to vote or to direct  the  vote:  0.
                       (ii)  Shared power to vote or direct the vote: 1,244,243.
                       (iii) Sole power to dispose or to direct the disposition
                             of: 0.
                       (iv) Shared power to dispose or to direct the disposition of: 1,244,243.


         Each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable

Item 8.  Identification and Classification of Members of the Group

            Not Applicable


Item 9.  Notice of Dissolution of Group

            Not Applicable

Item 10.  Certification

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

         Exhibit A - Joint Filing Agreement dated November 6, 2009.

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                    11/06/2009
                                             ----------------------------
                                                      Date

                                             HOVDE CAPITAL ADVISORS LLC

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member

                                             FINANCIAL INSTITUTION PARTNERS
                                             MASTER FUND, L.P.
                                             By: Hovde Capital I, LLC, its
                                                 general partner

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member


                                             FINANCIAL INSTITUTION PARTNERS
                                             III, L.P.
                                             By: Hovde Capital, Ltd, its
                                              general partner

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member


                                             FINANCIAL INSTITUTION PARTNERS
                                             IV, L.P.
                                             By: Hovde Capital Limited IV, LLC,
                                             its general partner

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member


                                             ERIC D. HOVDE

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde

                                    Exhibit A

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  November 6, 2009


                                             HOVDE CAPITAL ADVISORS LLC

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member

                                             FINANCIAL INSTITUTION PARTNERS
                                             MASTER FUND, L.P.
                                             By: Hovde Capital I, LLC, its
                                                 general partner

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member


                                             FINANCIAL INSTITUTION PARTNERS
                                             III, L.P.
                                             By: Hovde Capital, Ltd, its
                                              general partner

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member


                                             FINANCIAL INSTITUTION PARTNERS
                                             IV, L.P.
                                             By: Hovde Capital Limited IV, LLC,
                                             its general partner

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde
                                             Its: Managing Member


                                             ERIC D. HOVDE

                                             BY: /s/ Eric D. Hovde
                                             ----------------------------
                                             Eric D. Hovde